

MAKING FRIENDS EVERYWHERE EVERY DAY

2006 ANNUAL REPORT

BUILD-A-BEAR WORKSHOP
WHERE BEST FRIENDS ARE MADE

We Make Special Connections



3 The Bear Facts
4 A Beary Special 10 Years
6 Financial Highlights
7 Letter to Shareholders
13 Expanding Our Brand Appeal
14 Connecting With Our Beary Special Guests
16 Making New Friends Every Day
19 Bringing Guests Back Again and Again
20 Sharing Hugs Worldwide
22 Growing Wherever Families Go to Have Fun
24 To Stay in the Lead, You Have to Keep Leading
26 Causes We Hold Dear
28 Board of Directors
28 Senior Management
29 Shareholder Information



BUILD-A-BEAR WORKSHOP®

is much more than a store. It's a beary special place where you make your own stuffed animal. But you really make so much more than that. You make a friend. You make a memory. You make a connection. And these connections bring our Guests back again and again.

You choose your own furry friend, stuff it just right and then add a heart filled with your wishes – a Build-A-Bear Workshop trademark. At this moment, when the wish is made and the furry friendship is brought to life...there is a connection. With that friend. With our brand.

Each experience is as unique as the friend made. And each memory is unforgettable.



THE HEART OF THE EXPERIENCE

At Build-A-Bear Workshop, our associates ARE the experience working hard to ensure every visit is a unique experience, each connection and every memory is unforgettable. They foster this special bond between a Guest, their furry friend and our brand in our highly themed and interactive environment. It's a simple formula for success — our trademarked heart...a special wish...a connection.

THE BEAR FACTS

Build-A-Bear Workshop, Inc., is the only global company that offers an interactive make-your-own stuffed animal retail-entertainment experience. Founded in 1997, the company currently operates more than 270 stores in the United States, Canada, the United Kingdom, and Ireland. In April 2006, we acquired Amsbra Limited, our former franchisee in the United Kingdom and the Bear Factory Limited, a U.K.-based stuffed animal retailer. The addition of franchise stores in Europe, Asia and Australia make Build-A-Bear Workshop® the leader in interactive retail.

OUR PRIMARY SOURCES OF REVENUE INCLUDE:

- **Furry fun.** Build-A-Bear Workshop is a fun-filled store where Guests make more than a stuffed animal — they make a new friend. Our product offerings are always changing with new furry friends, seasonal clothing and Beary Limited™ edition Collectibear® friends to encourage repeat visits. We partner with other powerful brands, including SKECHERS,® Sanrio, *Major League Baseball*,™ the NBA, the National Football League and Limited Too, to keep our products and brand authentic and relevant to our Guests.
- **International franchising.** A hug is understood in any language, helping us to continue to expand our global brand.
- **Nontraditional venues.** Stores at nontraditional locations such as *Major League Baseball*™ ballparks and the Saint Louis Zoo offer our Guests yet another reason to experience our brand.
- **Other experiential retail concepts.** At **friends 2b made**,® our Guests make their own personalized dolls and at Build-A-Dino,® our Guests have prehistoric fun making their own dinosaurs.
- **Licensing.** The furry fun of the Build-A-Bear Workshop brand has been expanded through a series of licensing arrangements with leading manufacturers who have developed a collection of lifestyle Build-A-Bear Workshop branded products.


BUILD-A-BEAR
WORKSHOP

Bearemy,® our huggable mascot, loves sharing bear hugs at our store events.

A BEARY SPECIAL 10 YEARS



1997
BEARY FIRST BUILD-A-BEAR WORKSHOP® STORE
Opened in St. Louis

1999
BEAR FEET
Our first soft-sole bear shoes were introduced



2002
TURKEYS AND BEARS
We were the first retailer after Macy's to have a float in their famous Macy's Thanksgiving Day parade

2002 OVER 10 MILLION FURRY FRIENDS SOLD

97 98 99 00 01

1998
THE AMBASSADOR OF HUGS
Samantha, a Guest, named Bearemy,® our huggable mascot, in a contest



2000
SEW BEARY UNIQUE
Our exclusive pre-laced system was introduced

2000 OVER 1 MILLION FURRY FRIENDS SOLD

2001
STUFFED WITH HUGS™
First event benefited the Teddy Bear Foundation


I'M



2003
FIRST FRANCHISE
The first Build-A-Bear Workshop® store outside North America opened in Sheffield, England

2004
THE FIRST BALLPARK STORE
Make Your Own *Phanatic*™ by Build-A-Bear Workshop opened in Philadelphia

TV COMMERCIALS
Our first TV commercials aired nationwide in children's programming to attract more new Guests


Phillies

02 03 04 05 06


ING HOME


2004/ OVER 25
MILLION FURRY
FRIENDS SOLD

BBW
LISTED
NYSE

BULLISH ON BEARS
We became a publicly traded company listed on the New York Stock Exchange

2005
200TH STORE
We cele-bear-ated our 200th store opening at the Mall of America in Minneapolis

Major League Baseball trademarks and copyrights are used with permission of Major League Baseball Properties, Inc. MLB.com

2006
UNITED KINGDOM AND IRELAND ACQUISITION
We held simultaneous ribbon cuttings at more than 35 newly acquired company-owned stores

STUFF FUR STUFF®
We launched our Stuff Fur Stuff® club loyalty program

OUR BEARY FIRST COMPANY-OWNED DISTRIBUTION CENTER
Opened in Groveport, Ohio


2006/ OVER 45
MILLION FURRY
FRIENDS SOLD

FINANCIAL HIGHLIGHTS

Dollars in thousands, except per share and per gross square foot data

Fiscal year [1]	2006	2005	2004
Revenues:			
Net retail sales	**$432,572**	$358,901	$300,469
Franchise fees	**$ 3,521**	$ 1,976	$ 846
Licensing revenue	**$ 979**	$ 932	$ 347
Total revenues	**$437,072**	$361,809	$301,662
Net income	**$ 29,490**	$ 27,314	$ 19,999
Earnings per common share:			
Basic	**$ 1.46**	$ 1.38	$ 2.30
Diluted	**$ 1.44**	$ 1.35	$ 1.07
Other financial and store data: [2]			
Gross margin (dollars) [3]	**$205,063**	$178,528	$149,566
Gross margin (percent) [3]	**47.4%**	49.7%	49.8%
Number of stores at end of period	**271**	200	170
Average net retail sales per store	**$ 1,761**	$ 1,864	$ 1,857
Net retail sales per gross square foot	**$ 573**	$ 615	$ 602

TOTAL REVENUE
(dollars in millions)


500
250
0
55.4
106.6
169.1
213.7
301.7
361.8
437.1
00 01 02 03 04 05 06

GROSS MARGIN [3]
(dollars in millions)


300
125
0
26.4
50.3
78.9
97.6
149.6
178.5
205.1
00 01 02 03 04 05 06

NUMBER OF STORES
(at end of period)


300
150
0
39
71
108
150
170
200
271
00 01 02 03 04 05 06

(1) Our fiscal year consists of 52 or 53 weeks; it ends on the Saturday nearest Dec. 31 in each year; all years except fiscal 2003 were 52 weeks each.

(2) For descriptions of this financial and store data, please see the fiscal 2006 annual report on Form 10-K.

(3) Gross margin represents net retail sales less cost of merchandise sold. Gross margin percentage represents gross margin divided by net retail sales.

LETTER TO SHAREHOLDERS

DEAR SHAREHOLDERS,

When I founded Build-A-Bear Workshop® almost 10 years ago, I set out to create a business that could achieve financial success by connecting with Guests and putting the fun back into retailing.

As the timeline on pages 4 and 5 shows, we've reached some important milestones while building a powerful international brand, expanding our store base and spreading teddy bear hugs around the world — with more than 45 million furry friends made since our inception.

In 2006, we delivered our ninth consecutive year of double-digit revenue growth and made significant achievements that enhance our long-term outlook.

First, a brief look at our financial results:

- Total revenues for the year were $437.1 million, an increase of more than 20 percent from the prior year. Net retail sales increased 21 percent to $432.6 million.
- Earnings per share for the year were $1.44, compared with $1.35 in 2005. Earnings for 2006 included the impact of the U.K. acquisition dilution, transition costs related to our new distribution center, and higher stock-based compensation expenses. We also recognized an adjustment to deferred revenue from the company's loyalty program.

DELIVERING LONG-TERM GROWTH

In 2006, our stores delivered an outstanding $573 in sales per square foot, significantly more than a conventional specialty retailer, driving significant store profit contribution. Our newest stores, those open less than three years, outperformed the all comparable store average at $592 in sales per square foot. Our stores typically have strong sales in their first year of operation and often trend down from this strong performance in years two and three. As a group, our newer stores historically deliver at the highest sales per square foot level despite facing comparable store sales performance pressures.

(1) Represents net retail sales from stores open throughout fiscal 2006 divided by the total gross square footage of these stores.

(2) Comparable store sales percent changes are based on fiscal 2006 net retail sales and stores are considered comparable beginning in their thirteenth full month of operation.

* Excludes our webstore and seasonal and event-based locations.

We achieved these results while investing more than $90 million in our future growth. We made notable progress in key areas:

- Acquiring, rebranding and integrating stores in the United Kingdom and Ireland, which added to earnings in the fourth quarter.
- Completing construction of our distribution center near Columbus, Ohio, and transitioning from a third-party distributor to a company-owned operation.
- Expanding our North American store base while continuing to invest in global brand building initiatives in the United Kingdom and Ireland.
- Continuing to build our information technology infrastructure.

STILL PLENTY OF ROOM TO GROW

In addition to putting key building blocks in place, we achieved store growth consistent with our plan:

- We opened 32 new Build-A-Bear Workshop® stores in North America, along with two new stores in the United Kingdom.
- Four new **friends 2B made**® stores opened, including the first free-standing store in Ontario Mills, Calif.
- Our International franchisees opened another 15 stores, expanding into new countries including Germany, Russia, Thailand, Singapore, and Norway.

NET RETAIL SALES PER GROSS SQUARE FOOT [1]*
(in dollars)


600
550
500
573
592
556
577
ACS
< 3 yr.
3-5 yr.
> 5 yr.

COMPARABLE STORE SALES CHANGE [2]*
(in percent)


0
-5
-10
(6.5)
(9.4)
(6.3)
(5.2)
ACS
< 3 yr.
3-5 yr.
> 5 yr.

KEY ACS = All Comparable Stores < 3 yr. = 54 stores 3-5 yr. = 80 stores > 5 yr. = 66 stores

MAKING A POWERFUL BRAND EVEN STRONGER

In less than 10 years, we have built the leading and only interactive, international retail-entertainment brand. In 2006, we continued our brand-building strategy by investing in marketing initiatives that make our connections with our Guests even stronger. Our advertising spending in 2006, which included our initial efforts in the United Kingdom, was $31 million, up from $27 million in 2005. In the United States, we also introduced our automated Stuff Fur Stuff® club loyalty program, which replaced our Buy Stuff Club® program. Our Guests have again shown their commitment to our brand — over 3 million households have already joined the program since launch.

Stuff Fur Stuff gives us a better understanding of our Guests' preferences and purchases — particularly their non-stuffed animal purchases — including the products, the frequency of their visits, and the response to certain offers, enhancing our ability to recognize and communicate the most relevant information to our beary best Guests.

To give our Guests even more reasons to visit our store, we introduced 20 new stuffed animals in 2006, including Champ — A Champion Fur Kids and Hello Kitty®

We continued to put our stores wherever families go to have fun. We opened our first zoo store in St. Louis, and new ballpark stores in San Francisco and St. Louis. We as introduced our new concept, the first Build-A-Dino® store within the T-REX Cafe™ at the Legends at Village West in Kansas City, Kan.

A BEARY PROFITABLE STORE MODEL

Our unique interactive entertainment business model is the backbone of our business. It demonstrates, once again, our ability to produce sustainable earnings growth. The strength of our model is evident in our results:

- Build-A-Bear Workshop® has consistently grown earnings in various economic climates even with negative comparable store sales (see box on page 8).
- Our sales per square foot are among the highest for specialty retailers.
- Our older stores consistently perform the best on a comparable store sales basis; our newer stores consistently generate the highest sales per square foot. New stores typically pay for themselves in their first year of operation.
- The Build-A-Bear Workshop economic model yields impressive cash flow that enables us to invest in our future.
- We expect our U.K. acquisition to add to earnings in 2007. Likewise, we expect to realize benefits from the opening of our distribution center, which will also support future growth of our concepts and stores.

OUR MANAGEMENT TEAM
Maxine Clark, founder, Chairman, and Chief Executive Bear (front). From left to right Dave Finnegan, Chief Information Bear; Tina Klocke, Chief Financial Bear, Treasurer and Secretary; Paul Bundonis, Chief Workshop Bear; Teresa Kroll, Chief Marketing Bear; and Scott Seay, President and Chief Operating Bear.

A FUN CONCEPT WITH NO LIMITS

Besides being highly profitable, the Build-A-Bear Workshop model thrives in a variety of locations, as our zoo and ballpark stores have demonstrated. In 2007, we will continue to expand our model in smaller markets with stores designed with a more compact footprint for these markets.



OUR NEXT DECADE OF GROWTH

We see excellent growth opportunities in 2007 and beyond, including:

- The opening of 37 new Build-A-Bear Workshop® stores in North America.
- Continued expansion of new concept and brand extensions, with the addition of the Build-A-Dino® brand in our Myrtle Beach S.C. and New York City stores and at the Saint Louis Science Center. We will also open the first Ridemakerz™ store, in partnership with Retail Entertainment Concepts, L.L.C., in Myrtle Beach; additional locations are scheduled to open in fall 2007.
- Growth in the United Kingdom and Ireland with 7 to 10 new stores, as well as improvements to existing stores.
- Economic and logistic benefits from our new distribution center.
- Continued international franchise expansion.

We have confidence in the broad appeal of our unique entertainment-based concept and in our business strategies. At the same time, we recognize that we can improve our comparable store sales. We see several opportunities to improve our performance and have initiatives specifically directed at driving comparable store sales growth. We believe that we have the building blocks in place to deliver a solid performance again in 2007.

LASTING CONNECTIONS

Our associates have always been the heart of our success. I am honored to work with our newly structured leadership team. I believe that we have streamlined our organization and eliminated redundancies in our organizational structure with the promotion of Scott Seay to President and Chief Operating Bear. Our new leadership structure will allow us to gain efficiencies throughout our organization. I thank all of our associates for their hard work and dedication. They bring the Build-A-Bear Workshop brand to life every day. We could not have accomplished all that we did in 2006 without your commitment to our Guests and our company.

It's hard to believe it's been almost 10 years since we opened our first store at the Saint Louis Galleria. I'm proud of our accomplishments, but I am even more excited about our future.

Beary best regards,

Founder, Chairman, and Chief Executive Bear
March 15, 2007



BEARY EASY TO FIND
Build-A-Bear Workshop® stores are located in major markets, placing us within 30 miles of 75 percent of the U.S. population!

EXPANDING OUR BRAND APPEAL



Our brand is the only entertainment retail concept with universal appeal. We attract children and adults, girls and boys. From Columbus to Copenhagen, from Nova Scotia to Norway, our brand execution is consistent. Our domestic and international growth prove it.

DOMESTIC OVERVIEW

We estimate a market potential of at least 350 Build-A-Bear Workshop® stores in the United States and Canada. In 2006, we opened 32 new Build-A-Bear Workshop stores — about 80 percent in new markets — and one stand-alone **friends 2B made®** store. Our new stores typically open with strong sales, above our company wide average per square foot.

U.K. ACQUISITION

In 2006, we acquired, rebranded and converted 25 Bear Factory stores in the United Kingdom, and we acquired our Build-A-Bear Workshop franchisee there. We are leveraging our expertise in merchandising, marketing, and store operations. We expect the acquisition to improve earnings in 2007. We believe that the full market potential is 70 to 75 stores.

INTERNATIONAL FRANCHISING

We have 34 franchised stores in 12 countries today. We believe our brand expansion opportunity through international franchising is approximately 300 stores.

CONNECTING WITH OUR BEARY SPECIAL GUESTS

People often ask how we are able to deliver such a high level of service. It's really quite simple. We hire people who *care*. That's something you can't teach. We invest in training our associates to remain at the forefront of innovation and technology, but what it really comes down to is caring. We have an employee manual with one big word in it... *YES*.

We keep our more than 6,900 associates involved in what is happening in the company so they feel accountable and engaged. They are our experience and they contribute to our strong gross margins, which reflect low rates of shrinkage and returns. We are highly selective about the associates we hire; for store managers, fewer than 3 percent of applicants were hired in 2006.

ASSOCIATES ARE THE KEY
Award-winning associates: Josh Hawkins, Subearvisor International Network Services, Five Paw Award; Balena Mackall, Trainer of Teddyology,® Five Paw Award; and Bridget Donelon, Central Bearitory, Bearitory Leader of the Pack Award.







CREATING LASTING MEMORIES
We hosted more than 1.3 million kids at 132,000 parties in 2006! We are honored every year that so many Guests choose to commemorate their special occasions – big and small – with us. Connecting on this emotional level is an important part of the brand experience.

MAKING NEW FRIENDS EVERY DAY

Along with our great retail experience, our merchandise is an important part of our brand formula. Let's face it: Cute sells! We work hard to keep our experience fresh. We carry fewer than 450 SKUs and we are constantly working to keep our merchandise assortments on the cutting edge of furry fashion and cultural trends. Our fashions change with the seasons, as does our line of Beary Limited™ edition Collectibear® friends.


BABW
BABW
ATHLETIC DEPT.
SINCE 1997

Partnering with new movie releases and staying abreast of popular culture helps keep us connected with our Guests' passions. We offer make-your-own versions of pop icons, such as Hello Kitty® and movie characters like Mumble, from the Academy Award-winning movie *Happy Feet.* We also feature licensed merchandise from the most in-demand brands, including Limited Too, SKECHERS,® *Major League Baseball,*™ NFL, NHL® and the NBA.

BEARY SPECIAL FRIENDS
We are in tune with popular culture, offer Beary Limited™ editions and provide unique products to our international stores to keep our Guests coming back.


Hello Kitty


FROM AGE 3 TO 103
Our brand appeals to the child in all of us. The furry fun of making your own stuffed animal, like Mumble from the movie Happy Feet, is a wholesome, creative experience, regardless of age.

BRINGING GUESTS BACK AGAIN AND AGAIN

We are always creating new furry friends and fashions to bring Guests back for repeat visits. We estimate that more than 60 percent of our transactions are with a returning Guest.

Our targeted marketing approach capitalizes on our comprehensive database of over 18 million unique households compiled from registrations in our Name Me® station, where Guests register in our Find-A-Bear ID system, and from our new automated Stuff Fur Stuff® club. This allows for personal and efficient direct marketing.


STUFF FUR STUFF CLUB

STUFF FUR STUFF® CLUB
Our Stuff Fur Stuff club automated Guest loyalty program, which launched in the United States will help us tailor our messages and offerings to our beary best Guests.



CONNECTING WITH MOMS
Raising brand awareness with moms is an exciting opportunity. In addition to our direct mail and e-mail programs, we use television advertising that appeals to both children and adults. Our goals are to raise brand awareness and promote specific new products. We also use radio advertising to promote in-store events and merchandise.

We also are expanding our TV advertising to reach moms with product-specific messages, as well as kids. Throughout 2007, we will add national TV and print advertisements directed especially at moms.

Our partnerships with other family-oriented entertainment brands helps us keep our products fresh and our brand relevant to our Guests.

SHARING HUGS WORLDWIDE

Build-A-Bear Workshop® is an entertainment-based retail concept with universal appeal. During 2006 our international franchisees opened 15 new stores — our first stores in Germany, Norway, Russia, Singapore, and Thailand — and additional stores in Australia, Denmark, Korea, Japan, Taiwan, Sweden and the Netherlands.

In 2006, we awarded new franchises in India and Germany. Our franchisee in India, The Murjani Group, plans to open several stores in 2007. The franchise for Germany was awarded to Choose Germany A/S, a company that also holds Build-A-Bear Workshop franchise rights in Denmark, Sweden and Norway.

We ended the year with 34 international franchise stores. Revenues from franchising totaled $3.5 million in 2006, up from $2 million in 2005.



A HUG IS UNDERSTOOD IN ANY LANGUAGE
Even though our best-selling bear is the same in Tokyo as it is in London, and in Los Angeles, we offer Guests at our international stores furry friends and fashions that are unique to their own country and culture.

2006 ANNUAL REPORT



GROWING WHEREVER FAMILIES GO TO HAVE FUN



We are always looking for new and relevant ways to engage our brand with existing and potential Guests and to broaden our demographic appeal. We know that our brand connects with dads and sons as well as moms and daughters. We've learned that we can put our model in many places where families go to have fun, where we can capitalize on high traffic and a fun-seeking audience.

Our Saint Louis Zoo store and our five baseball stadium stores demonstrate the continuing entertainment appeal of our concept and the success of our business model in nontraditional store locations.

Non-mall venues, such as stadiums, offer our Guests yet another place to experience our brand. Those stores often produce a transaction value that is higher than our mall store average.


BUILD-A-BEAR WORKSHOP

FUN AT THE BALLPARK
Ballpark stores opened at AT&T Park™ in San Francisco and the new Busch Stadium™ in St. Louis, bringing the total number of stadium stores to five. In 2006, our ballpark stores delivered sales of more than $700 per square foot.


Authentic
Cardinals

BUILD-A-BEAR WORKSHOP® CONNECTS
Last season we partnered with 10 *Major League Baseball™* teams for game day promotions with authentic Build-A-Bear Workshop Beary Limited™ edition plush giveaways.

TO STAY IN THE LEAD, YOU HAVE TO KEEP LEADING

We are leveraging our experience and core competencies by continually broadening our brand with new concepts and brand extensions. Guests are familiar with our process and fun, and we want to make sure that they feel welcome and comfortable in any new experience we create.

Our core competencies in entertainment and family-oriented retailing are apparent in our **friends 2B made**® concept. We also opened the first-ever Build-A-Dino® Where Best Friendosaurs Are Made,™ inside the T-REX Cafe™ through a license with Landry's Restaurants, Inc.

CALL OF THE WILD
At Build-A-Bear Workshop® At The Zoo, the first location of its kind, Guests can make an authentic-looking animal friend, and then go visit the real thing only a few feet away! During 2006, this 1,000-square-foot location surpassed the million-dollar sales mark.





STUFFABLE, DRESSABLE, LOVEABLE DOLLS®
By year-end, we operated nine **friends 2B made** locations, including our first stand-alone store, which opened in Ontario, Calif. We also introduced our new 2B colorful™ collectidoll™ series of friends, who have bright-colored hair and lots of personality.


BUILD
-A-
DINO

PREHISTORIC FRIENDS

Build-A-Dino offers exclusive friendosaur fun in its own jungle-themed environment. Guests choose a prehistoric pal, stuff it, and then add a heart — a Build-A-Bear Workshop trademark — filled with dino-mite wishes. Then they gear it up with rockin' outfits and accessories.


ZOO RR

CAUSES WE HOLD DEAR

One of our core values is to make a difference. We want to be a socially responsible citizen in the communities where we operate setting an example for the children who shop with us and giving them a voice to support the causes they care about.

Although the grants that we make through the Build-A-Bear Workshop Bear Hugs Foundation and the charitable works of the Build-A-Bear Workshop Foundation are important, we feel it's equally important to share the comfort of teddy bear hugs wherever they are needed.

In 2006, the sixth year of this particular Beary Limited™ edition series, we made a donation of more than $1 million to the World Wildlife Fund. In addition, we continued to support children's health and wellness causes, such as the Juvenile Diabetes Research Foundation, literacy programs like First Book® and domestic pet programs.



FRIENDS WITH A CAUSE
Furry friends like Champ, A Champion Fur Kids, and Husky, a Bearemy's Kennel Pals® dog, help beary important causes like children's health and wellness and domestic pet programs through the Build-A-Bear Workshop Bear Hugs Foundation.





HUGGABLE HEROS

Almost 1,500 nominations were received for our Huggable Heroes® program, which recognizes and rewards kids for outstanding acts of kindness. The 12 Huggable Heroes selected in 2006 included Brittany from North Vancouver, British Columbia, who collects and donates school supplies for needy children.

BOARD OF DIRECTORS

Maxine Clark
Founder, Chairman, and Chief Executive Bear
Build-A-Bear Workshop, Inc.

Mary Lou Fiala [1,2]
President and Chief Operating Officer
Regency Centers Corporation
(a real estate investment trust specializing in the ownership and operation of grocery-anchored shopping centers)

James Gould [2,3]
Managing General Partner
The Walnut Group
(a group of affiliated venture capital funds)

Louis Mucci [1,3]
Retired Partner
PricewaterhouseCoopers LLP

Coleman Peterson [2,3]
President and CEO
Hollis Enterprises LLC
(a human resources consulting firm)
Former Executive Vice President Human Resources,
Wal-Mart Stores, Inc.

William Reisler [1,2]
Co-Founder, Managing Partner
Kansas City Equity Partners
(a private equity firm)

Joan Ryan [1,3]
Retired Senior Vice President
Walt Disney Theme Parks and Resorts

Board Committees:
(1) Audit Committee
(2) Compensation Committee
(3) Governance Committee

Barney Ebsworth*
Founder, Chairman, President, and CEO
Windsor, Inc.
(a corporation that provides financing for venture capital, real estate, and other investments)

* Board Member Emeritus as of the 2006 Annual Meeting

SENIOR MANAGEMENT

Maxine Clark
Founder, Chairman, and Chief Executive Bear

Scott Seay
President and Chief Operating Bear

Paul Bundonis
Chief Workshop Bear

Dave Finnegan
Chief Information Bear

Tina Klocke
Chief Financial Bear, Treasurer and Secretary

Teresa Kroll
Chief Marketing Bear

MANAGING DIRECTORS

Bill Alvey
General Counsel Bearister

David Armstrong
Managing Director, Business Bearvelopment

Phil Dieter
Managing Director, Store Opbearations Support

Darlene Elder
Managing Director, Bear and Human Resources

Jeff Fullmer
Managing Director, Bears 'N Stuff Planning

Scott Gower
Managing Director, Stores — South

Jack Jewell
Managing Director, Stores — North

Dorrie Krueger
Managing Director, Strategic Bear Planning

Roger Parry
Managing Director, UK Trading

Nancy Schwartz
Managing Director, Bear Marketing

Dennis Sheldon
Managing Director, Logistics

Mark Shurtleff
Managing Director, Beartroller

Shari Stout
Managing Director, Bear Stuff Development

SHAREHOLDER INFORMATION

Build-A-Bear Workshop® World Bearquarters
1954 Innerbelt Business Center Drive
St. Louis, MO 63114-5760
888.560.2327
314.423.8000
Fax: 314.423.8188
Web: www.buildabear.com

Transfer Agent and Registrar
Mellon Investor Services LLC
480 Washington Boulevard 27th Floor
Jersey City, NJ 07310-1900
888.667.7679
www.melloninvestor.com/isd

Auditors
KPMG LLP
St. Louis, Mo.

Counsel
Bryan Cave LLP
St. Louis, Mo.

Form 10-K
The Build-A-Bear Workshop Form 10-K may be requested by writing to the Investor Relations department at the World Bearquarters, by phoning Investor Relations at 314.423.8000 x5353 or by e-mailing invest@buildabear.com.

Comprehensive financial information for Build-A-Bear Workshop is also available at the company's investor relations Web site: http://ir.buildabear.com.

Annual Meeting
The annual meeting of shareholders will be held at 10:00 a.m. St. Louis time (CDT) on Thursday, May 10, 2007, at the Redbird Club inside Busch Stadium located at 420 South 8th Street, St. Louis, MO 63102. A formal notice of the meeting and a proxy statement will be sent to each shareholder.

BBW LISTED NYSE. Build-A-Bear Workshop common stock is traded on the New York Stock Exchange. Our symbol is BBW.

As of March 22, 2007, there were approximately 8,400 shareholders. That number is based on the actual number of holders of record and an estimated number of beneficial holders of the company's common stock.

Certifications
The most recent certifications by our Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to our Form 10-K. We have also filed with the New York Stock Exchange the most recent Annual CEO Certification, as required by the New York Stock Exchange.

Mixed Sources
Product group from well-managed forests and other controlled sources
www.fsc.org Cert no. SW-COC-1530
© 1996 Forest Stewardship Council
FSC

Products with a Mixed Sources label support the development of responsible forest management worldwide. The wood comes from Forest Stewardship Council (FSC) certified well-managed forests, company controlled sources and/or recycled material.

WHAT DO YOU CALL A "RETAILER" THAT'S A THEME PARK IN A MALL?

WHAT DO YOU CALL A "RETAILER" THAT CELEBRATES BIRTHDAYS EVERY DAY?

WHAT DO YOU CALL A "RETAILER" THAT SELLS AN EXPERIENCE AND A PRODUCT THAT RESULTS IN AN EMOTIONAL CONNECTION WITH THE BRAND?

WHAT DO YOU CALL A "RETAILER" THAT APPEALS TO GUESTS FROM AGE 3 TO 103?

WHAT DO YOU CALL A "RETAILER" THAT RARELY HAS PRODUCT RETURNS?

WHAT DO YOU CALL A "RETAILER" WHOSE SIGNATURE PRODUCT IS A "FAD" THAT HAS LASTED FOR MORE THAN 100 YEARS?

END

YOU CALL IT "BUILD-A-BEAR WORKSHOP" THE RETAILER THAT IS UNLIKE CONVENTIONAL RETAILERS.

BUILD-A-BEAR WORKSHOP
WHERE BEST FRIENDS ARE MADE

Build-A-Bear Workshop, Inc. • 1954 Innerbelt Business Center Drive • St. Louis, MO 63114 • www.buildabear.com